UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 1, 2021 (November 30, 2021)

BROADSCALE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40057	85-3814555
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

1845 Walnut Street, Suite 1111
Philadelphia, PA	19103
(Address of principal executive offices)	(Zip Code)

(215) 701-9555

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and one-fourth of one redeemable warrant	SCLEU	NASDAQ Capital Market
Class A common stock, par value $0.0001 per share	SCLE	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A common stock	SCLEW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

Broadscale Acquisition Corp., a Delaware corporation, is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Broadscale”). On November 30, 2021, Broadscale entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Voltus, Inc., a Delaware corporation (“Voltus”), and Velocity Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Broadscale (“Merger Sub”).

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”):

(i) at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, in accordance with the General Corporation Law of the State of Delaware, as amended (“DGCL”), Merger Sub will merge with and into Voltus, the separate corporate existence of Merger Sub will cease and Voltus will be the surviving corporation and a wholly owned subsidiary of Broadscale (the “Merger”);

(ii) at the Closing, Broadscale will be renamed “Voltus Technologies, Inc.” (post-Merger Broadscale is referred to herein as “Voltus Technologies, Inc.”);

(iii) as a result of the Merger, among other things, all shares of capital stock of Voltus outstanding as of immediately prior to the effective time of the Merger will be canceled in exchange for the right to receive shares of Class A common stock, par value $0.0001 per share, of Broadscale (“Broadscale Common Stock”);

(iv) as a result of the Merger, all Voltus equity awards outstanding as of immediately prior to the effective time of the Merger will be converted into awards based on Broadscale Common Stock, upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the effective time of the Merger;

(v) at the Closing, the total number of shares of Broadscale Common Stock issuable to existing holders of Voltus capital stock or pursuant to the aforementioned converted equity awards shall be equal to the quotient obtained by dividing (x) $750,000,000 (subject to increase by an amount equal to the aggregate exercise prices of all converted equity awards) by (y) $10.00; and

(vi) upon the Closing, existing holders of Voltus capital stock and equity awards will have the right to receive up to an aggregate of 10,000,000 additional shares of Broadscale Common Stock in three substantially equal tranches which are issuable upon the achievement of share price thresholds for Broadscale Common Stock of $12.50, $15.00 and $17.50, respectively, as set forth in the Merger Agreement.

The Board of Directors of Broadscale (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of Broadscale.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the stockholders of Broadscale and the stockholders of Voltus, (ii) effectiveness of the proxy statement / registration statement on Form S-4 to be filed by Broadscale in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) the absence of any law or order enjoining or prohibiting the Merger, (v) that Broadscale have at least $5,000,001 of net tangible assets upon Closing, (vi) receipt of approval for listing on the NASDAQ Capital Market the shares of Broadscale Common Stock to be issued in connection with the Merger, and (vii) the bringdown of representations, warranties and covenants of the other party, subject to certain materiality qualifiers.

Other conditions to Voltus’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the amount of cash available in the trust account into which substantially all of the cash proceeds of Broadscale’s initial public offering and private placements of its securities have been deposited for the benefit of Broadscale, certain of its public stockholders and the underwriters of Broadscale’s initial public offering (the “Trust Account”), after deducting the amount required to satisfy Broadscale’s obligations to its stockholders (if any) that exercise their rights to redeem their Broadscale Class A Common Stock pursuant to the DGCL (but prior to payment of (a) any deferred underwriting commissions being held in the Trust Account and (b) any transaction expenses of Broadscale, Voltus or their respective affiliates) (the “Trust Amount”) plus (ii) the PIPE Investment (as defined below) actually received by Acquiror prior to or substantially concurrently with the Closing, pursuant to (A) Subscription Agreements (as defined below) entered into on or prior to the date of the Merger Agreement or (B) agreements entered into after the date of the Merger Agreement with persons, on terms and in amounts with prior written consent of Voltus (such consent not to be unreasonably withheld, delayed or conditioned), plus (iii) the aggregate gross purchase price of any other purchase of shares of Broadscale Common Stock actually received by Broadscale prior to or substantially concurrently with the Closing with persons, on terms and in amounts with the prior written consent of Voltus (such consent not to be unreasonably withheld, delayed or conditioned), is equal to or greater than $200,000,000. Further, another condition to Broadscale’s obligations to consummate the Merger is the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) on Voltus.

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) Voltus to prepare and deliver to Broadscale certain audited and unaudited consolidated financial statements of Voltus, (iv) Broadscale to prepare and file a proxy statement/registration statement on Form S-4 and take certain other actions to obtain the requisite approval of Broadscale stockholders of certain proposals regarding the Business Combination, (v) Voltus to deliver a customary “payoff letter” or similar document to Broadscale for the Secured Loan Agreement (as defined therein), and (vi) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by Broadscale, Merger Sub, and Voltus. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of Broadscale and Voltus, (ii) by Voltus, if there is a Modification in Recommendation (as defined in the Merger Agreement), (iii) by Broadscale, if certain approvals of the shareholders of Voltus, to the extent required under the Merger Agreement, are not obtained by 5:00 p.m. Eastern Time on the first business day after the date of the Merger Agreement, and (iv) by either Broadscale or Voltus in certain other circumstances set forth in the Merger Agreement, including (a) if certain approvals of the stockholders of Broadscale are not obtained as set forth in the Merger Agreement, (b) if any Governmental Authority (as defined in the Merger Agreement) shall have issued or otherwise entered a final, nonappealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger, (c) in the event of certain uncured breaches by the other party, or (d) if the Closing has not occurred on or before August 30, 2022, the date that is nine (9) months after the date of the Merger Agreement.

Certain Related Agreements

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, Voltus Technologies, Inc., Nokomis ESG Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), the holders of Class B common stock, par value $0.0001 per share, of Broadscale (which shares of Class B common stock shall be converted into Broadscale Common Stock in connection with the Closing), certain shareholders of Voltus and certain of each of their respective affiliates, as applicable, and the other parties thereto, will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Broadscale will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Broadscale Common Stock and other equity securities of Broadscale that are held by the parties thereto from time to time.

The Merger Agreement contemplates that, at the Closing, Voltus Technologies, Inc. and the Major Company Stockholders (as defined in the Merger Agreement) will enter into a Lock-Up Agreement (the “Lock-Up Agreement”).

The Lock-Up Agreement contains certain restrictions on transfer with respect to shares of Broadscale Common Stock held by the Major Company Stockholders and the Sponsor immediately following the Closing (other than shares purchased in the public market or in the PIPE Investment) and the shares of Broadscale Common Stock issuable to directors and executive officers of Voltus Technologies, Inc. upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing in respect of awards of Voltus outstanding immediately prior to the Closing (the “Lock-up Shares”). Such restrictions begin at the Closing and end at the earlier of (i) the one year anniversary of Closing or (ii) the date on which the last reported sale price of Broadscale Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing. If, after Closing, Broadscale completes a transaction that results in a change of control, the Lock-up Shares are released from restriction immediately prior to such change of control.

Sponsor Side Letter Agreement

On November 30, 2021, the Sponsor, Broadscale and Voltus entered into the Sponsor Side Letter Agreement (the “Sponsor Side Letter Agreement”), pursuant to which, among other things, the Sponsor agreed to (A)(i) vote in favor of the Merger Agreement and the transactions contemplated thereby, (ii) certain vesting terms with respect to the Broadscale Common Stock beneficially owned by the Sponsor, (iii) retain and not redeem its holdings in Broadscale prior to the Closing, (iv) waive its anti-dilution rights, (v) be subject to certain transfer restriction rights with respect to its holdings in Broadscale, and (vi) be bound by certain provisions of the Merger Agreement as if it were an original signatory thereto, and (B) irrevocably surrender and forfeit 6,266,667 warrants (100% of its warrants) to purchase Broadscale Common Stock immediately prior to the effective time of the Merger, but conditioned upon Closing, in each case, on the terms and subject to the conditions set forth in the Sponsor Side Letter Agreement.

Subscription Agreements

On November 30, 2021, concurrently with the execution of the Merger Agreement, Broadscale entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed at a purchase price of $10.00 per share and $100 million in the aggregate for (i) 10 million shares of Broadscale Common Stock and (ii) in the case of certain PIPE Investors purchasing in excess of a specified number of shares of Broadscale Common Stock, an aggregate of 6,200,000 warrants exercisable for shares of Broadscale Common Stock (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, Broadscale is required to no later than the later of (i) 30 calendar days following the Closing or (ii) if Broadscale’s 2021 audited financial statements are required to be included, 90 calendar days following the Issuer’s most recent fiscal year end, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, Broadscale is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the Closing Date if the SEC notifies Voltus Technologies, Inc. that it will “review” the registration statement and (ii) the 10th business day after the date Voltus Technologies, Inc. is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Voltus Technologies, Inc. must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (a) the date the PIPE Investors no longer hold any registrable securities, (b) the date all registrable securities held by the PIPE Investors may be sold without restriction under Rule 144, (c) the date that all registrable securities held by the PIPE Investors held by a PIPE Investor may be sold pursuant to another exemption from registration, and (d) two years from the date of effectiveness of the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of the parties to such Subscription Agreement, and (iii) September 30, 2022, if the Closing has not occurred on or before such date.

The foregoing description of the Merger Agreement, form of the Registration Rights Agreement, form of the Lock-Up Agreement, the Sponsor Side Letter Agreement and the Subscription Agreements, and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to Merger Agreement, form of the Registration Rights Agreement, form of the Lock-Up Agreement, the Sponsor Side Letter Agreement and the Subscription Agreements, copies of which are filed with this Current Report on Form 8-K, and the terms of which are incorporated by reference herein.

The Merger Agreement, the Sponsor Side Letter Agreement and the Subscription Agreements have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about Broadscale or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Sponsor Side Letter Agreement, the Subscription Agreements and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the Sponsor Side Letter Agreement and the Subscription Agreements, as applicable, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Sponsor Side Letter Agreement or the Subscription Agreements, as applicable, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Sponsor Side Letter Agreement or the Subscription Agreements and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the Sponsor Side Letter Agreement or the Subscription Agreements, as applicable, which subsequent information may or may not be fully reflected in Broadscale’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of Broadscale Common Stock and the warrants exercisable for shares of Broadscale Common Stock to be issued in connection with the PIPE Investment will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure

On December 1, 2021, Broadscale and Voltus issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation, dated as of November 30, 2021, for use by Broadscale in meetings with certain of its stockholders as well as other persons with respect to Broadscale’s proposed transaction with Voltus, as described in this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Broadscale under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between Broadscale and Voltus. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Broadscale intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Broadscale, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Broadscale stockholders. Broadscale also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Broadscale are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS CURRENT REPORT ON FORM 8-K, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT ON FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Broadscale through the website maintained by the SEC at www.sec.gov.

The documents filed by Broadscale with the SEC also may be obtained free of charge at Broadscale’s website at https://www.broadscalespac.com or upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

Participants in Solicitation

Broadscale and Voltus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed transactions. Broadscale’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Broadscale listed in Broadscale’s registration statement on Form S-4, which is expected to be filed by Broadscale with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Broadscale’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Broadscale with the SEC in connection with the business combination.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this Current Report on Form 8-K, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale’s securities; 13) the risk that the transaction may not be completed by Broadscale’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Broadscale’s Form S-1 (File Nos. 333-252449 and 333-253016), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Broadscale, referred to as a proxy statement/prospectus and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, November 30, 2021
10.1	Sponsor Side Letter Agreement, dated as of November 30, 2021
10.2	Form of Subscription Agreement
99.1	Press Release, dated as of December 1, 2021
99.2	Investor Presentation, dated as of November 30, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BROADSCALE ACQUISITION CORP.

Date: December 1, 2021	By:	/s/ Jeffrey F. Brotman
		Name:	Jeffrey F. Brotman
		Title:	Chief Legal Officer and Secretary